August 17, 2009

Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 4631
Washington D.C. 20549

Attn: Mindy Hooker, Staff Accountant

Re:	Dahua, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
File No. 0-49852

Dear Ms. Hooker:

I am writing on behalf of Dahua Inc. (the "Company") in response to your letter dated August 11, 2009 with respect to the Company's 10-K for the year ended December 31, 2008, and Form 10-Q for the quarter ended March 31, 2009.  For your convenience, we have included your comments below in italics and numbered the Company’s responses to correspond to the numbers in your letter.

Form 10-K for the year ended December 31, 2008

General

1.   In future filings please ensure your filing complies with Form 10-K requirements.

RESPONSE:   In future filings we will ensure our filing complies with Form 10-K requirements.

Risk Factors- We have identified material weaknesses… page 21

2.   In future filings please remove this factor to the extent it is not applicable to the current period presented.

RESPONSE:   We have removed this risk factor from Form 10-K.

Signature page 51

3.  We note that your report has not been signed by your Principal Executive Officer or your Principal Accounting Officer. Please ensure all future filings are appropriately signed.

RESPONSE:   The report was signed by our Principal Executive Officer and our Principal Accounting Officer. But the signature page was not properly filed to the Securities and Exchange Commission due to internet error. The report has been resigned and we will ensure all future filings are appropriately signed.

Exhibits 31.1 and 31.2

4.   We note that the certifying individuals omitted the internal control over financial reporting language from the introductory portion of paragraph 4 and item 4b of the certifications.  Please file an amendment to the 10-K containing full item 9A disclosure and your financial statements. See Section 24613 in our July 3, 2008 Compliance & Disclosure Interpretations which is available on the Commission’s website at http://www.sec.gov. When filing your amendment, please ensure that your certifying officers sign the certifications.

RESPONSE:

We have updated 10K and contained full Item 9A disclosure.

Item 9A (T).  Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

In connection with the preparation of this annual report, an evaluation was carried out by the Registrant’s management, with the participation of the principal executive officer and the principal financial officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of December 31, 2008. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, the Registrant’s management concluded, as of the end of the period covered by this report, that the Registrant’s disclosure controls and procedures were effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and that such information was accumulated and communicated to management, including the principal executive officer and the principal financial officer, to allow timely decisions regarding required disclosures.

(b) Management’s Report on Internal Control over Financial Reporting

The management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting. The Registrant’s internal control over financial reporting is a process, under the supervision of the principal executive officer and the principal financial officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Registrant’s financial statements for external purposes in accordance with United States generally accepted accounting principles (GAAP). Internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Registrant’s assets;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the board of directors; and

●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Registrant’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Registrant’s management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission.  Our management has concluded that our internal control over financial reporting is effective based on these criteria.

 (c) Changes in internal controls over financial reporting.

During the fourth quarter ended on December 31, 2008, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

(d) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. We were not required to have, nor have we, engaged our independent registered public accounting firm to perform an audit of internal control over financial reporting pursuant to the rules of the Commission that permit us to provide only management’s report in this annual report..

Item 9B.  Other Information

There were no events requiring disclosure that had not been made under Form 8K in the fourth quarter of our fiscal year.

Form 10-Q for the quarter ended March 31, 2009

5.	We note your reference to being a small business issuer. In future filings please ensure your certifications are appropriately worded in accordance with Item 601(31) of Regulation S-K.

RESPONSE: We have updated 10-Q to make our certifications are appropriately worded in accordance with Item 601(31) of Regulation S-K.

Very truly yours,

Dahua Inc.

/s/ Yonglin Du, President & CEO
Yonglin Du, President & CEO